SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 25, 2008

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly Held Company	Publicly Held Company
Corporate Taxpayer Registration CNPJ/MF:	Corporate Taxpayer Registration CNPJ/MF:
76.535.764/0001-43	02.570.688/0001-70
Board of Trade 53 3 0000622-9	Board of Trade 53 3 0000581- 8

MATERIAL FACT

BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (jointly with 14 Brasil Telecom Celular S.A.) (“Brasil Telecom Parties”), pursuant to article157 of Law 6.404/76 and CVM Instruction 358/02, hereby informs the Shareholders and the market in general that:

1 – On the present date, the Parties Brasil Telecom ((by itself and its Affiliates ), Opportunity Fund and the remaining Parties Opportunity/Banco Opportunity (by itself and its Affiliates) executed, jointly with Telemar Norte Leste S.A. (“Telemar”), a “Public Instrument of Transaction, Renunciation, and Settlement” (“Instrument of Settlement”), under which the Parties Brasil Telecom and the parties Opportunity/Banco Opportunity established the terms and conditions to settle the current Claims and to prevent new Claims between the said Parties.

2 – As also divulged on this date through the related material fact, Telemar is interested in hiring the Party Brasil Telecom and its direct and indirect subsidiaries, without Telemar acting as a Party or being involved, either directly or indirectly, in disputes and claims of any nature among the Parties Opportunity/Banco Opportunity and the Parties Brasil Telecom (and their respective Affiliates).

3 – As generally known, the Parties Brasil Telecom and the Parties Opportunity/Banco Opportunity (and their respective Affiliates) are involved in disputes and litigations, both in Brazil and abroad. The said Parties, without recognizing the origin or assuming any responsibilities related to their reciprocal claims, concluded that it is their mutual interest to avoid the expenditure of time, efforts and resources in the continuation of the current Claims, and in the pursuit of any other future claims.

4 – Within the scope of the Instrument of Settlement, and to settle the Claims between the Parties Brasil Telecom and the Parties Opportunity/Banco Opportunity, so as to achieve the goal indicated in the item 2 above, Telemar engaged to pay the Brasil Telecom Parties a total value of R$ 175.730.000,00 ( one hundred seventy five million, seven hundred and thirty thousand reais)

5 – The previously mentioned sum will be paid in two installments. The first, in the amount of R$80.814.000,00 (eighty million, eight hundred and fourteen thousand reais), will be paid immediately, on behalf of Brasil Telecom S.A. , with the settlement of litigations between the same and the Parties Opportunity/Banco Opportunity, which are in progress abroad. The remaining installment in the amount of R$94.916.000,00 (ninety four million, nine hundred and sixteen thousand reais), will be divided into (i) R$89.071.000,00 (eighty nine million and seventy one thousand reais) on behalf of Brasil Telecom S.A. and (ii) R$5.845.000,00 (five million, eight hundred and forty five thousand reais) on behalf of Brasil Telecom Participações S.A.. Such remaining installment will be settled after approval of the transactions in the litigations which are in progress in Brazil by the Brasil Telecom S.A. and Brasil Telecom Participações S.A.’s Shareholders’ Meetings to be especially convened,.

6 – In accordance with the Instrument of Settlement, the agreement between the Parties Brasil Telecom and the Parties Opportunity/Banco Opportunity (and their respective Affiliates) aimed at settling, on a definite basis, all their Claims and prevent new Claims, and the carrying out of the payments for which Telemar became liable, do not depend on the consummation of the acquisition of control of the Parties Brasil Telecom by Telemar.

7- The Instrument of Settlement is autonomous and independent relative to any other legal instruments or agreements entered into among the Parties Opportunity/Banco Opportunity and Telemar and/or their respective subsidiaries, parent companies and companies under joint control and the validity and effectiveness of the Instrument of settlement are not conditioned or linked by the validity, effectiveness, compliance, fulfillment of conditions or any other event or circumstance related to any other legal instruments or agreements entered into among the said Parties, and/or their respective subsidiaries, parent companies and companies under joint control.

Brasília, April 25, 2008.

Paulo Narcélio Simões Amaral
Investor Relations Officer
Brasil Telecom Participações S.A.
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.